UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000 Callable Fixed to CMS Linked Notes due June 28, 2023

Filed pursuant to Rule 3 of Regulation BW

Dated: June 27, 2018

The following information regarding the U.S. Dollar 5,000,000 Callable Fixed to CMS Linked Notes due June 28, 2023 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2017) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 5,000,000 Callable Fixed to CMS Linked Notes due June 28, 2023.

(b) The interest rate per $1,000 (the “Specified Denomination”) for the period from June 28, 2018 to June 28, 2019 will be 5.00%, payable quarterly on September 28, 2018, December 28, 2018, March 28, 2019 and June 28, 2019.

Thereafter, the interest rate per $1,000 shall be determined in accordance with the following formula:

20.00 x (CMS30 minus CMS2);

where “CMS30” and “CMS2” mean the USD-ISDA-Swap Rate with a maturity of 30 and 2 years respectively, expressed as a percentage per annum, as published on Bloomberg Screen “USISDA30” and “USISDA02” respectively (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) 2 U.S. Government Securities Business Days prior to the first day in each relevant Interest Period.

If such rates do not appear on Bloomberg Screens “USISDA30” or “USISDA02” (or such other page that may replace that page on that service or a successor service) as at approximately 11.00 a.m. (New York City time) on such day, then “CMS30” and “CMS2” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” as defined in the ISDA Definitions provided that

(i)	“Designated Maturity” shall mean 30 year or 2 year, as applicable,

(ii)	“Reset Day” shall mean the first day in each relevant Interest Period,

(iii)	“Representative Amount” shall mean USD 5,000,000,

(iv)	“Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(v)	if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vi) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest shall be paid on March 28, June 28, September 28 and December 28 of each year commencing on September 28, 2019 and ending on June 28, 2023.

(c) Maturing June 28, 2023. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each March 28, June 28, September 28 and December 28, commencing June 28, 2019 and ending on March 28, 2023, with 5 London and New York business days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of June 25, 2018, the Bank entered into a Terms Agreement with Citigroup Global Markets Inc. as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about June 28, 2018.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 5,000,000	N/A	USD 5,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated June 25, 2018.

B.	Terms Agreement dated June 25, 2018.

Final Terms dated June 25, 2018

International Bank for Reconstruction and Development

Issue of US$5,000,000 Callable Fixed to CMS Linked Notes due June 28, 2023

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	100458

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$5,000,000

(ii) Tranche:	US$5,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations (Condition 1(b)):	US$10,000 and integral multiples of US$1,000 in excess thereof

(ii) Calculation Amount (Condition 5(j)):	US$1,000

7. Issue Date:	June 28, 2018

8. Maturity Date (Condition 6(a)):	June 28, 2023

9. Interest Basis (Condition 5):

(i) Fixed Interest Rate (Condition 5(a)) from and including the Issue Date to but excluding June 28, 2019;

(ii) Index Linked Interest Rate (Condition 5(b)) from and including June 28, 2019 to but excluding the Maturity Date

(further particulars specified below in Term 17)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Change of Interest (as set out in Term 9 above)

12. Call/Put Options (Condition 6):	Call Option (further particulars specified below in Term 18)

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	None

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable from and including the Issue Date, to but excluding June 28, 2019

(i) Rate of Interest:	5.00 per cent. per annum payable quarterly in arrear

(ii) Interest Payment Date(s):	September 28, 2018, December 28, 2018, March 28, 2019 and June 28, 2019, not subject to adjustment in accordance with a Business Day Convention

(iii) Interest Period Date(s):	Each Interest Payment Date

(iv) Business Day Convention:	Not Applicable

(v) Fixed Coupon Amount:	US$12.50 per Calculation Amount

(vi) Broken Amount:	Not Applicable

(vii) Day Count Fraction (Condition 5(l)):	30/360

(viii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17. Index Linked Interest Note/other variable-linked interest Note Provisions (Condition 5(b)):	Applicable

(i) Index/Formula/other variable:

The Rate of Interest in respect of each Interest Period shall be calculated and determined by the Calculation Agent as soon as practicable on the Interest Determination Date in respect of such Interest Period in accordance with the following formula:

20.00 x (CMS30 minus CMS2)

(ii) Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s) (“Calculation Agent”):	Citibank, N.A., London Branch

(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:

“CMS30” means the USD-ISDA-Swap Rate with a designated maturity of 30 years, expressed as a percentage per annum, as determined by ICE Benchmark Administration Limited as at 11:00 am (New York City time) on the relevant Interest Determination Date, as published on Bloomberg Screen USISDA30 page (or such other page that may replace that page on that service or a successor service).

“CMS2” means the USD-ISDA-Swap Rate with a designated maturity of 2 years, expressed as a percentage per annum, as determined by ICE Benchmark Administration Limited as at 11:00 am (New York City time) on the relevant Interest Determination Date, as published on Bloomberg Screen USISDA02 page (or such other page that may replace that page on that service or a successor service).

“Bloomberg Screen” means, when used in connection with any designated page, the display page so designated on the Bloomberg service, or (i) any successor display page, other published source, information vendor or provider that has been officially designated by the sponsor of the original page or source; or (ii) if the sponsor has not officially designated a successor display page, another published source, service or provider (as the case may be), the successor display page, other published source, service or provider, if any, designated by the relevant information vendor or provider (if different from the sponsor).

(iv) Interest Determination Date(s):	Two (2) U.S. Government Securities Business Days prior to the first day in the relevant Interest Period, the first Interest Period commencing on June 28, 2019

(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If the CMS30 and/or CMS2 cannot be determined in accordance with Term 17(iii) above on the relevant Interest Determination Date, then the “CMS30” and/or “CMS2” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” in the case of “USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi), respectively, of the 2006 ISDA Definitions) provided that, with respect to such defined term: (i) the “Reset Date” shall be the first day in each relevant Interest Period; (ii) “Designated Maturity” shall mean 30 year or 2 year, as applicable, (iii) “Representative Amount” shall mean US$5,000,000, (iv) “U.S. Government Securities Business Day” shall mean a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York, (v) “Reference Banks” shall mean five leading swap dealers in the New York City interbank market selected by the Calculation Agent, (vi) if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vii) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

(vi) Interest Period(s):	As specified in Condition 5(l)

(vii) Specified Interest Payment Dates:	March 28, June 28, September 28 and December 28 in each year, from and including September 28, 2019 to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

(viii) Business Day Convention:	Not Applicable

(ix) Business Center(s) (Condition 5(l)):	London and New York

(x) Minimum Rate of Interest:	0.00 per cent. per annum

(xi) Maximum Rate of Interest:	8.00 per cent. per annum

(xii) Day Count Fraction (Condition 5(l)):	30/360

PROVISIONS RELATING TO REDEMPTION

18. Call Option (Condition 6(d)):	Applicable

(i) Optional Redemption Date(s):	March 28, June 28, September 28 and December 28 in each year, from and including June 28, 2019 to and including March 28, 2023

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	US$1,000 per Calculation Amount

(iii) Notice Period:	Not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date

19. Final Redemption Amount of each Note (Condition 6):	US$1,000 per Calculation Amount

20. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

21. Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

22. New Global Note:	No

23. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

24. Governing law (Condition 14):	New York

25. Other final terms:	The first sentence of Condition 7(a)(ii) is hereby replaced by the following: “Interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the calendar day before the due date for payment thereof (the “Record Date”).”

DISTRIBUTION

26. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Stabilizing Manager(s) (if any):	Not Applicable

27. If non-syndicated, name of Dealer:	Citigroup Global Markets Inc.

28. Total commission and concession:	Not Applicable

29. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

30. ISIN Code:	US45905UV274

31. CUSIP:	45905UV27

32. Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

33. Delivery:	Delivery against payment

34. Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

35. Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 19, 2017.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Dealer is represented by Sullivan & Cromwell LLP. From time to time, Sullivan & Cromwell LLP performs legal services for IBRD.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in this Final Terms.

Signed on behalf of IBRD:

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam Title: Authorized
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 100458 UNDER THE FACILITY

June 25, 2018

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$5,000,000 Callable Fixed to CMS Linked Notes due June 28, 2023 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on June 28, 2018 (the “Settlement Date”) at an aggregate purchase price of US$5,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to June 20, 2018, 3:30 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate nominal amount of the Notes).

2	The purchase price specified above will be paid on the Settlement Date by Citigroup Global Markets Inc. to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to bear the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Attention:         Transaction Execution Group

Telephone:        +1 212 816 1135

Fax:                   +1 646 291 5209

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS INC. (the “Dealer”)

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Authorized Officer